The CornerCap Group of Funds

Thursday, November 12, 2020

Board Approval of Fidelity Bond
RESOLVED, that the form and amount of the Trust’s fidelity bond, as discussed at this meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the securities in the Trust’s funds;
FURTHER RESOLVED, that the Secretary of the Trust be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended;
FURTHER RESOLVED, that the allocation of payment of premiums for the Trust’s fidelity bond and D&O/E&O Policy by each Fund of The CornerCap Group of Funds on the basis of each such Fund’s relative net assets be, and it hereby is, approved; and
FINALLY RESOLVED, that the proper officers of the Trust be, and each of them hereby are, authorized to make any and all payments, and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.